

LADENBURG THALMANN FINANCIAL SERVICES

Annual Report 2001

Financial Services Inc.

Wholesale Trading Activities

Each of our subsidiaries buys, sells and maintains an inventory of various securities in order to make a market in those securities. Our trading departments make a market in more than 4,200 securities including corporate debt and equity, U.S. government obligations, as well as those of federal agencies, tax-exempt securities, Eurobonds and options. When our subsidiaries receive a buy or sell order for a security in which they make a market, they may act as a principal and purchase from, or sell to, their customers the security on a disclosed basis at a price set in accordance with applicable securities regulations.

Trading profits or losses depend upon the skills of the employees engaged in market making activities, the capital allocated to positions in securities and the general trends of prices in the securities markets. Trading as a principal requires the commitment of capital and creates an opportunity for profits and risk of loss due to market fluctuations. Our subsidiaries may take both long (ownership) and short (borrowing shares to effect sales of such shares) positions in those securities in which they make a market.

Wealth Management Strategy

Our subsidiaries provide their customers with a broad range of wealth management services in order to help them manage their financial resources. Through our subsidiary, *Financial Partners Capital Management Inc.*, a registered investment adviser, we are able to provide clients with discretionary portfolio management and financial planning.

Financial Partners Capital Management Inc. offers planning services primarily to corporate executives and other high net-worth individuals. The process includes a thorough evaluation of the client's current financial position, income tax planning, estate and gift planning, comprehensive retirement planning and cash flow analysis among other services.

Our subsidiaries also provide comprehensive investment management services to high net-worth individuals, corporations and pension fund clients. Through our subsidiary, *Ladenburg Thalmann Asset Management Inc.*, a registered investment adviser, we are able to give our clients the ability to invest with a variety of money managers and investment funds. *Ladenburg Thalmann Asset Management's* review process entails focusing on a client's tolerance for risk, capital growth expectations and income requirements as well as analyzing whether the client may benefit from investing in tax-advantaged products.

We have also established two private investment funds, the *Ladenburg Thalmann Ukraine Fund* and the *Ladenburg Focus Fund, L.P.* The *Ukraine Fund* is a closed end investment fund that seeks capital growth by investing primarily in companies in the Ukraine, the securities of which appear to be attractive either in relationship to their underlying assets, or from the standpoint of their potential long-term profit growth. Our wholly owned subsidiary, *Ladenburg Thalmann International Ltd.*, is the investment advisor to the *Ukraine Fund.*

The Ladenburg Focus Fund is an open ended private investment fund that invests its capital in publicly traded equity securities for the benefit of a number of our clients. Our wholly owned subsidiary, *Ladenburg Capital Fund Management Inc.*, is the general partner of this fund for which it receives an annual management fee based on the net assets of the fund and an incentive fee based on the performance of the fund each year.

Retail Business

Most of Ladenburg Thalmann Financial Services Inc.'s revenues in the last several years have been generated from our subsidiaries' retail business (48.2% in 2001, 44.5% in 2000 and 54.8% in 1999). Our subsidiaries' client services and institutional sales departments serve approximately a total of 79,000 accounts worldwide. Each of our subsidiaries charge commissions to our individual and institutional clients for executing buy and sell orders of securities on national and regional exchanges and in the over-the-counter market.

Investment Banking Activities

A significant portion of our revenues is generated from our subsidiaries' investment banking activities (12.5% in 2001, 17.8% in 2000 and 10.8% in 1999). Our investment banking areas maintain relationships with businesses and provide them with research, advisory and investor relations support. Services include: merger and acquisition consulting; management of and participation in underwriting of public and private equity and debt financings; rendering appraisals, financial evaluations and fairness opinions; and providing general banking and corporate finance consulting services.

In the corporate finance area, our subsidiaries have been active as underwriters or selling group members in numerous public equity transactions. Participation as a managing underwriter or in an underwriting syndicate involves both economic and regulatory risks. An underwriter may incur losses if it is unable to resell the securities it is committed to purchase. In addition, under the federal securities laws, other laws and court decisions with respect to underwriters' liabilities and limitations on the indemnification of underwriters by issuers, an underwriter is subject to substantial potential liability for misstatements or omissions of material facts in prospectuses and other communications with respect to such offerings. Acting as a managing underwriter increases these risks. Underwriting commitments constitute a charge against net capital and our subsidiaries' ability to make underwriting commitments may be limited by the requirement that they must at all times be in compliance with regulations regarding their net capital.

Investment Activities

Our subsidiaries also seek to realize investment gains by purchasing, selling and holding securities for their own account on a daily basis. Each of our subsidiaries engages for its own account in the arbitrage of securities. We are required to commit the capital necessary for use in these investment activities. The amount of capital committed at any particular time will vary according to market, economic and financial factors, including the other aspects of our business. Additionally, in connection with our investment banking activities, our subsidiaries also receive warrants that entitle them to purchase securities of the corporate issuers for which they raise capital or provide advisory services.

Research Services

Our research departments focus on investigating investment opportunities by utilizing fundamental, technical and quantitative methods to conduct in-depth analysis. Our research departments: review and analyze general market conditions and other industry groups; issue written reports on companies, with recommendations on specific actions to buy, sell or hold; furnish information to retail and institutional customers; and respond to inquiries from customers and financial consultants.

Additionally, our research analysts interface regularly with industry leaders and portfolio managers in order to produce actionable evaluations and decisions. These recommendations are communicated to clients and the firm via company and industry reports.

Ladenburg Thalmann Financial Services Inc.



Ladenburg Thalmann Financial Services Inc. is a holding company engaged in retail and institutional securities brokerage, investment banking and research services through our principal operating subsidiaries, Ladenburg Thalmann & Co. Inc. and Ladenburg Capital Management Inc. We are committed to establishing a significant presence in the financial services industry by meeting the varying investment needs of our corporate, institutional and individual clients.

2001 represented a year of significant accomplishments for Ladenburg Thalmann Financial Services Inc. In a challenging economic environment, the Company was able to complete a significant transaction, double its assets and grow revenues. We were also able to increase our breadth and depth of services and expand our various businesses in a competitive marketplace.

In May 2001, we completed the combination of GBI Capital Management Corp. and Ladenburg Thalmann & Co. Inc., a business transforming transaction which gave us the critical mass to reach more customers, improve our distribution capabilities, and fuel our top- and bottom-line growth. We believe that the extensive retail brokerage business conducted by Ladenburg Capital Management Inc. (formerly GBI Capital Partners Inc.) complements Ladenburg Thalmann & Co. Inc.'s strong corporate finance and research capabilities and will help build our leadership position as a market maker.

As part of this transaction, New Valley Corporation became the firm's largest shareholder and Ladenburg Thalmann & Co. Inc. became our wholly owned subsidiary. Additionally, as part of this transaction, we changed our name to Ladenburg Thalmann Financial Services Inc. and changed our American Stock Exchange symbol to "LTS."

Importantly, this transaction helped us double our assets and increase revenue in one of the most challenging economic environments in recent history. Our assets doubled to almost $100 and revenues for the full year ended December 31, 2001 were $94.0 million, compared to $89.6 million for the 2000 period. The revenues were primarily generated from our subsidiaries' retail business and investment banking activities.

In December of 2001, New Valley distributed its 53.6% majority interest in our common stock to holders of New Valley common shares through a special dividend. As a result, New Valley's beneficial ownership of our common stock decreased to 8.6% and the number of beneficial holders of our stock increased from approximately 350 to approximately 13,800 beneficial holders.

We are committed to establishing a significant presence in the financial services industry by meeting the varying needs of our corporate, institutional and individual clients, through a coordinated effort among corporate finance, research, capital markets, investment management, brokerage and trading professionals. We are confident in Ladenburg Thalmann Financial Services' ability to build on our 2001 results and deliver growing value to shareholders in the future. Thank you for your continued support.

Sincerely,

HOWARD M. LORBER
Chairman

VICTOR M. RIVAS
President and Chief Executive Officer

unparalleled market knowledge



Ladenburg Thalmann Financial Services Inc. is a holding company engaged in retail and institutional securities brokerage, investment banking and research services through our principal operating subsidiaries, Ladenburg Thalmann & Co. Inc. and Ladenburg Capital Management Inc. (formerly known as GBI Capital Partners Inc.). Ladenburg Thalmann & Co. Inc. is a member of the New York Stock Exchange ("NYSE"), the American Stock Exchange ("AMEX"), the National Association of Securities Dealers ("NASD") and all other principal exchanges as well as the Securities Investor Protection Corporation ("SIPC"). Ladenburg Capital Management Inc. is a member of the NASD and SIPC.

Ladenburg Thalmann & Co. Inc.

Ladenburg Thalmann & Co. Inc. is a full service broker-dealer that has been a member of the NYSE since 1879. It provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, research, capital markets, investment management, brokerage and trading professionals. Ladenburg Thalmann & Co. Inc. is subject to regulation by, among others, the Securities and Exchange Commission ("SEC"), the NYSE, the NASD and the SIPC. Ladenburg Thalmann & Co. Inc. currently has approximately 100 registered representatives and 100 other full time employees. Its client services and institutional sales departments serve approximately 22,000 accounts worldwide and its asset management area provides investment management and financial planning services to numerous individuals and institutions.

Ladenburg Capital Management Inc.

Ladenburg Capital Management Inc. is a registered broker-dealer and a member firm of the NASD and the SIPC. Ladenburg Capital Management Inc.'s business activities consist primarily of retail sales and trading of exchange listed and over-the-counter equity securities, options and mutual funds, as well as investment banking and research services. It currently has approximately 440 registered representatives and 260 other full time employees maintaining approximately 56,800 retail and institutional accounts.

SELECTED FINANCIAL DATA

The selected financial data set forth below is derived from our audited financial statements. This selected financial data should be read in conjunction with the section under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Annual Report.

(In thousands, except per share amounts)	Year Ended December 31, 2001	2000	1999	1998	1997
Operating Results[a]:					
Total revenues	$ 93,953	$89,584	$77,171	$66,569	$ 56,196
Total costs and expenses	106,202	83,372	74,107	72,741	67,654
(Loss) income before income taxes	(12,249)	6,212	3,064	(6,172)	(11,458)
Net (loss) income	(12,293)	5,090	4,006	(6,175)	(10,272)
Per common and equivalent share[b]:					
Basic and diluted:					
(Loss) income per common share	$ (0.31)	$ 0.15	$ 0.12	$ (0.18)	$ (0.30)
Basic and diluted weighted average common shares[b]	39,458,057	34,647,170	34,647,170	34,647,170	34,647,170
Balance Sheet Data:					
Total assets	$ 98,407	$50,354	$49,139	$55,671	$ 78,522
Total liabilities, excluding subordinated liabilities	60,713	20,054	23,930	22,298	47,377
Subordinated debt	2,500	—	—	18,500	10,000
Shareholders' equity	35,194	30,300	25,209	14,874	21,145
Other Data:					
Ratio of assets to shareholders' equity	2.80	1.66	1.95	3.74	3.71
Return on average equity	(38.0)%	18.3%	20.0%	(34.3)%	(39.7)%
Return on average equity before income taxes	(37.5)%	22.4%	15.3%	(34.3)%	(38.6)%
Book value per share[b]	$ 0.84	$ 1.67	$ 1.39	$ 0.82	$ 1.16
Registered representatives	540	250	171	200	191

(a) The financial data prior to May 7, 2001 reflect Ladenburg Thalmann & Co.'s financial results and the financial data afterwards reflect Ladenburg Thalmann Financial Services' financial results.

(b) All per share data prior to May 7, 2001 have been retroactively adjusted to reflect the number of equivalent shares received by the former stockholders of Ladenburg Thalmann & Co. in the form of common stock, convertible notes and cash.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Amounts)

Introduction

The condensed consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries. Our subsidiaries include Ladenburg Thalmann & Co. Inc., Ladenburg Capital Management Inc., and Ladenburg Fund Management Inc., formerly known as GBI Fund Management Corp.

Prior to May 7, 2001, Ladenburg Capital Management and Ladenburg Fund Management were our only subsidiaries. On May 7, 2001, we acquired all of the outstanding common stock of Ladenburg Thalmann & Co., and our name was changed from GBI Capital Management Corp. to Ladenburg Thalmann Financial Services Inc. The acquisition of Ladenburg Thalmann & Co. has been accounted for under the purchase method of accounting as a reverse acquisition. For accounting purposes, Ladenburg Thalmann & Co. has been treated as the acquirer of us as Ladenburg Thalmann & Co.'s stockholders held a majority of our common stock following the transaction. As a result of the reverse acquisition treatment, the historical financial statements prior to May 7, 2001 are those of Ladenburg Thalmann & Co. and our financial results are included beginning May 7, 2001. In connection with the acquisition, all per share data have been restated to reflect retroactively the number of shares of common stock, convertible notes and cash to be received by the former stockholders of Ladenburg Thalmann & Co. We have changed our fiscal year-end from September 30 to December 31 to conform to the fiscal year-end of Ladenburg Thalmann & Co.

Recent Developments

Ladenburg Thalmann & Co. Transaction. On May 7, 2001, we acquired all of the outstanding common stock of Ladenburg Thalmann & Co. for 23,218,599 shares of common stock, $10,000 cash and $10,000 principal amount of senior convertible notes due December 31, 2005. The notes bear interest at 7.5% per annum and are convertible into 4,799,271 shares of our common stock. Upon closing, New Valley, the previous 80.1% owner of Ladenburg Thalmann & Co., acquired an additional 3,945,060 of our shares from our former chairman for $1.00 per share. Following completion of the transaction, the former stockholders of Ladenburg Thalmann & Co. owned 64.6% and 59.9% of our common stock on a basic and fully-diluted basis, respectively. On December 21, 2001, New Valley distributed its 22,543,158 shares of our common stock, a 53.6% interest, to holders of New Valley common shares through a special dividend. Following completion of the special dividend, New Valley continued to hold $8,010 principal amount of our senior convertible promissory notes, convertible into 3,844,216 shares of our common stock, and a warrant to purchase 100,000 shares of our common stock at $1.00 per share. New Valley intends within a 12-month period from November 30, 2001 to distribute to its stockholders its remaining interests in our common stock.

To provide the funds for the acquisition of the common stock of Ladenburg Thalmann & Co., we borrowed $10,000 from Frost-Nevada, Limited Partnership and issued to Frost-Nevada $10,000 principal amount of senior convertible notes due December 31, 2005. The notes bear interest at 8.5% per annum and are convertible into 6,497,475 shares of our common stock. These notes, together with the notes issued to the stockholders of Ladenburg Thalmann & Co., are secured by a pledge of the Ladenburg Thalmann & Co. stock.

The actual number of shares of common stock may be further increased and the conversion prices on the senior convertible notes may be further decreased on or about May 7, 2003, pending a final resolution of our pre-closing litigation adjustments.

September 11, 2001 Events. On September 11, 2001 terrorists attacked the World Trade Center complex in New York, which subsequently collapsed and damaged surrounding buildings, including one occupied by a branch office of Ladenburg Capital Management. These events resulted in the suspension of trading of U.S. equity securities for four business days and precipitated the relocation of approximately 180 employees to Ladenburg Thalmann & Co.'s mid-town New York headquarters. Although some of Ladenburg Capital Management's businesses were temporarily disrupted, all its businesses are now functioning and serving clients. We are insured for loss caused by physical damage to property. This includes repair or replacement of property and lost profits due to business interruption, including costs related to lack of access to facilities. We expect to recognize insurance recoveries in future periods. Insurance recoveries recognized are based on cash expenditures, which will vary from expense recognition under generally accepted accounting principles.

Critical Accounting Policies

Financial Reporting Release No. 60, which was recently released by the SEC, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 2 to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. The following is a brief discussion of the more significant accounting policies and methods used by us.

General. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Clearing Arrangements. Ladenburg Thalmann & Co. and Ladenburg Capital Management do not carry accounts for customers or perform custodial functions related to customers' securities. Ladenburg Thalmann & Co. and Ladenburg Capital Management introduce all of their customer transactions, which are not reflected in these financial statements, to their respective clearing brokers, which maintain the customers' accounts and clear such transactions. Additionally, the clearing brokers provide the clearing and depository operations for Ladenburg Thalmann & Co.'s and Ladenburg Capital Management's proprietary securities transactions. These activities may expose Ladenburg Thalmann & Co. and Ladenburg Capital Management to off-balance-sheet risk in the event that customers do not fulfill their obligations with the clearing broker, as Ladenburg Thalmann & Co. and Ladenburg Capital Management have agreed to indemnify their respective clearing brokers for any resulting losses.

Customer Claims. In the normal course of business, our operating subsidiaries have been and continue to be the subject of numerous civil actions and arbitrations arising out of customer complaints relating to our activities as a broker-dealer, as an employer and as a result of other business activities. In general, the cases involve various allegations that our employees had mishandled customer accounts. Based on our historical experience and consultation with counsel, we typically reserve an amount we believe will be sufficient to cover any damages assessed against us. However, we have in the past been assessed damages that exceeded our reserves. If we misjudged the amount of damages that may be assessed against us from pending or threatened claims, or if we are unable to adequately estimate the amount of damages that will be assessed against us from claims that arise in the future and reserve accordingly, our operating income would be reduced.

Fair Value. "Trading securities owned" and "Securities sold, not yet purchased" on our consolidated statements of financial condition are carried at fair value or amounts that approximate fair value, with related unrealized gains and losses recognized in our results of operations. The determination of fair value is fundamental to our financial condition and results of operations and, in certain circumstances, it requires management to make complex judgments.

Fair values are based on listed market prices, where possible. If listed market prices are not available or if the liquidation of our positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations. Fair values for certain derivative contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions.

Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Changes in the fixed income and equity markets will impact our estimates of fair value in the future, potentially affecting principal trading revenues. The illiquid nature of certain securities or debt instruments also requires a high degree of judgment in determining fair value due to the lack of listed market prices and the potential impact of the liquidation of our position on market prices, among other factors.

Impairment of Goodwill and Valuation of Deferred Tax Assets. At December 31, 2001, we had $18,762 of goodwill and other intangible assets, and $3,339 of net deferred tax assets, accounting for approximately 22% of our total assets. On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and will be required to analyze our goodwill for impairment issues during 2002, and then on a periodic basis thereafter. We are in the process of completing our review and have not yet determined what effect, if any, applying these tests will have on our financial position and results of operations. The value of the Company's goodwill is exposed to future adverse changes if the Company experiences declines in operating results or experiences significant negative industry or economic trends or if future performance is below historical trends. The Company periodically reviews intangible assets and goodwill for impairment using the guidance of applicable accounting literature. We are subject to financial statement risk to the extent that the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Continued)

goodwill and other intangible assets become impaired. During the year ended December 31, 2001, we did not record any impairment losses related to goodwill and other intangible assets. It is expected that the adoption of FAS 142 may result in a one-time, non-cash charge.

The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income, based on estimates and assumptions. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated statement of operations. Management evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowances quarterly. During the year ended December 31, 2001, we recorded $4,565 of valuation allowances related to our net deferred tax assets.

Results of Operations

Year ended December 31, 2001 compared to year ended December 31, 2000
Our revenues for 2001 increased $4,369 from 2000 primarily as a result of increases in commissions of $6,689 and principal transactions of $2,387 offset by decreased investment banking fees of $4,239.

Our expenses for 2001 increased $22,830 primarily as a result of increased employee compensation of $6,519 and increased brokerage, communication and clearance fees of $6,171.

Our revenues for 2001 consisted of commissions of $39,756, principal transactions of $30,662, investment banking fees of $11,698, syndicate and underwriting income of $652, interest and dividends of $4,100, investment advisory fees of $4,283 and other income of $2,802. Ladenburg Thalmann & Co.'s revenues in 2000 consisted of commissions of $33,067, principal transactions of $28,275, investment banking fees of $15,937, syndicate and underwriting income of $417, interest and dividends of $5,241, investment advisory fees of $3,109 and other income of $3,538. Our expenses for 2001 consisted of employee compensation and benefits of $62,741 and other expenses of $43,461. Expenses of Ladenburg Thalmann & Co. for 2000 consisted of employee compensation and benefits of $56,222 and other expenses of $27,150.

The $6,689 (20.2%) increase in commissions was the result of the impact of the Ladenburg Thalmann & Co. transaction, which provided additional commission income of $25,175 from our acquired operations, offset by the significant decline in the market for equity securities during 2001.

The $2,387 (8.4%) increase in principal transactions was primarily the result of the Ladenburg Thalmann & Co. transaction, which added an additional $4,734 of principal transactions from our acquired operations, offset by the continued significant decline in the market for equity securities.

The $4,239 (26.6%) decrease in investment banking fees was primarily the result of decreased revenue from private placement and advisory assignments due to the decrease in capital markets activity.

The increase in compensation expense of $6,519 (11.6%) was primarily the result of an increase in compensation expense associated with our acquired operations, offset by a decrease in performance-based compensation.

Income tax expense for 2001 was $44 compared to $1,122 in 2000. The income tax rate for 2001 did not bear a customary relationship to effective tax rates primarily as a result of the establishment of a valuation allowance of $4,565, state and local taxes and permanent differences. The income tax rate for 2000 did not bear a customary relationship to effective tax rates as a result of the utilization of net operating loss carryforwards and state and local tax expense.

The year 2000 compared to 1999
Ladenburg Thalmann & Co.'s revenues for 2000 increased $12,413 from 1999 primarily as a result of increased principal transactions of $8,553, an increase in investment banking fees of $7,597 offset by a decrease in commissions of $5,746.

Ladenburg Thalmann & Co.'s expenses for 2000 increased $9,265 primarily as a result of increased employee compensation of $7,304.

Ladenburg Thalmann & Co.'s revenues for 2000 consisted of commissions of $33,067, principal transactions of $28,275, corporate finance fees of $15,937, syndicate and underwriting income of $417 and other income of $11,888. Ladenburg Thalmann & Co.'s revenues for 1999 consisted of commissions of $38,813, principal transactions of $19,722, corporate finance fees of $8,340, syndicate and underwriting income of $1,912 and other income of $8,384. Expenses of Ladenburg Thalmann & Co. for 2000 consisted of employee compensation and benefits of $56,222 and other expenses of $27,150. Expenses of Ladenburg for 1999 consisted of employee compensation and benefits of $48,918 and other expenses of $25,189.

The $8,553 (43.4%) increase in principal transaction was primarily the result of expanding Ladenburg Thalmann & Co.'s trading and brokerage activities.

The $7,597 (91.1%) increase in corporate finance fees was primarily the result of increased revenue from placement and advisory activities.

The $5,746 (14.8%) decrease in commissions was the result of a less active market for equity securities in the fourth quarter of 2000 versus 1999.

The increase in compensation expense was the result of an increase in performance-based compensation.

Income tax expense for 2000 was $1,122 compared to an income tax benefit of $942 in 1999. The income tax rate did not bear a customary relationship to effective tax rates as a result of management's evaluation and changes in the Ladenburg Thalmann & Co.'s valuation allowance for deferred taxes.

Liquidity and Capital Resources

Approximately 54.2% of our assets at December 31, 2001 are highly liquid, consisting primarily of cash and cash equivalents, securities inventories, and receivables from other broker-dealers, all of which fluctuate, depending upon the levels of customer business and trading activity. Receivables from broker-dealers, which are primarily from our clearing brokers, turn over rapidly. As a securities dealer, we may carry significant levels of securities inventories to meet customer needs. Our inventory of market-making securities is readily marketable; however, holding large blocks of the same security may limit liquidity and prevent realization of full market value for the securities. A relatively small percentage of our total assets, excluding goodwill, are fixed. The total assets or the individual components of total assets may vary significantly from period to period because of changes relating to customer demand, economic and market conditions, and proprietary trading strategies.

Our brokerage subsidiaries, Ladenburg Thalmann & Co. and Ladenburg Capital Management, are subject to the net capital rules of the SEC. Therefore, they are subject to certain restrictions on the use of capital and its related liquidity. Ladenburg Thalmann & Co.'s net capital position, as defined, of $2,741, exceeded minimum capital requirements of $1,000 by $1,741 at December 31, 2001. As of December 31, 2001, Ladenburg Capital Management had net capital, as defined, of $2,882, which exceeded minimum capital requirements of $1,000 by $1,882.

Cash used by operating activities for the year ended December 31, 2001 was $2,696 as compared to $219 for 2000. The difference is primarily due to the net loss of $12,293 in 2001 versus net income of $5,090 in 2000 and the increase of $9,602 of receivables from clearing brokers in the 2001 versus a decrease of $777 in 2000. The amount was offset by a net decrease in our net trading securities of $9,277 in 2001 versus a net increase of $6,696 in 2000, a decrease in accrued compensation of $3,561 in 2001 versus $138 in 2000 and net increased non-cash charges of $3,520 from 2000 to 2001.

Cash flows provided from investing activities for the year ended December 31, 2001 were $2,416 compared to cash flows used by investing activities of $764 for the 2000 period. The difference is primarily attributable to cash of $5,151 acquired in the Ladenburg Thalmann & Co. transaction, offset by an increase of $2,735 in purchases of furniture and equipment.

The capital expenditures of $2,735 in 2001 and $764 in 2000 related principally to the enhancements and improvements to computer equipment and furniture and fixtures. Capital expenditures in the 2001 period included the purchase for $1,118 of computer equipment and furniture and fixtures previously leased.

Cash flows provided from financing activities for the year ended December 31, 2001 were $4,488 compared to $0 for 2000. The difference is primarily attributable to the issuance of $10,000 of senior convertible notes payable to Frost-Nevada, $2,000 of notes payable to New Valley and Frost-Nevada in August 2001 and Ladenburg Thalmann & Co.'s borrowings of $2,500 under its junior subordinated revolving credit agreement. The amounts are offset by $10,000 of cash paid to Ladenburg Thalmann & Co.'s former stockholders in connection with the acquisition of Ladenburg Thalmann & Co.

Our brokerage subsidiaries, as guarantors of their customer accounts to their clearing brokers, are exposed to off-balance-sheet risks in the event that their customers do not fulfill their obligations with the respective clearing broker. In addition, to the extent our subsidiaries maintain a short position in certain securities, they are exposed to a future off-balance-sheet market risk, since their ultimate obligation may exceed the amount recognized in the financial statements.

In conjunction with the Ladenburg Thalmann & Co. transaction, we issued a total of $20,000 principal amount of senior convertible notes due December 31, 2005. The $10,000 principal amount of notes issued to the former

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Continued)

stockholders of Ladenburg Thalmann & Co. bears interest at 7.5% per annum, and the $10,000 principal amount of notes issued to Frost-Nevada bears interest at 8.5% per annum. The notes are currently convertible into a total of 11,296,746 shares of our common stock and are secured by a pledge of the stock of Ladenburg Thalmann & Co.

Our overall capital and funding needs are continually reviewed to ensure that its capital base can support the estimated needs of its business units. These reviews take into account business needs as well as regulatory capital requirements of the subsidiary. Based upon these reviews, management believes that our capital structure is adequate for current operations and reasonably foreseeable future needs.

On August 31, 2001, we borrowed $1,000 from each of New Valley and Frost-Nevada. The loans, which bore interest at 1% above the prime rate, were repaid in January 2002. On March 27, 2002, we borrowed $2,500 from New Valley. The loan, which bears interest at 1% above the prime rate, is due on the earlier of June 30, 2002 or the completion of one or more equity financings where we receive at least $5,000 in total proceeds. We may from time to time borrow additional funds on a short-term basis from New Valley or other of our shareholders in order to supplement the liquidity of our broker-dealer operations.

Ladenburg Thalmann & Co. has a $2,500 junior subordinated revolving credit agreement that extends through October 31, 2002 with its clearing broker under which outstanding borrowings incur interest at LIBOR plus 2%. As of December 31, 2001, borrowings of $2,500 were outstanding.

We are obligated under noncancelable lease agreements, which provide for minimum lease payments, net of lease abatement and inclusive of escalation charges, of $5,672 in 2002 and approximately $5,500 per year until 2015.

Market Risk

Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest and currency exchange rates, equity and commodity prices, changes in the implied volatility of interest rates, foreign exchange rates, equity and commodity prices and also changes in the credit ratings of either the issuer or its related country of origin. Market risk is inherent to both derivative and non-derivative financial instruments, and accordingly, the scope of our market risk management procedures extends beyond derivatives to include all market risk sensitive financial instruments.

Current and proposed underwriting, corporate finance, merchant banking and other commitments are subject to due diligence reviews by our senior management, as well as professionals in the appropriate business and support units involved. Credit risk related to various financing activities is reduced by the industry practice of obtaining and maintaining collateral. We monitor our exposure to counterparty risk through the use of credit exposure information, the monitoring of collateral values and the establishment of credit limits.

We maintain inventories of trading securities at December 31, 2001 with fair market values of $17,324 in long positions and $12,404 in short positions. We performed an entity-wide analysis of our financial instruments and assessed the related risk. Based on this analysis, in the opinion of management, the market risk associated with our financial instruments at December 31, 2001 will not have a material adverse effect on our consolidated financial position or results of operations.

Special Note Regarding Forward-Looking Statements

We and our representatives may from time to time make oral or written "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995, including any statements that may be contained in the foregoing discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations," in this report and in other filings with the Securities and Exchange Commission and in our reports to shareholders, which reflect our expectations or beliefs with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties and, in connection with the "safe-harbor" provisions of the Private Securities Reform Act, we have identified under "Risk Factors" contained in our Annual Report on Form 10-K and in other of our filings with the SEC, important factors that could cause actual results to differ materially from those contained in any forward-looking statement made by or on behalf of us.

Results actually achieved may differ materially from expected results included in these forward-looking statements as a result of these or other factors. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date on which such statements are made. We do not undertake to update any forward-looking statement that may be made from time to time by or on behalf of us.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Ladenburg Thalmann Financial Services Inc.

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Ladenburg Thalmann Financial Services Inc. and its subsidiaries (the "Company") at December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
March 22, 2002

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in thousands, except per share amounts)	December 31, 2001	2000
Assets		
Cash and cash equivalents	$ 8,136	$ 3,928
Trading securities owned	17,324	18,348
Due from affiliates	262	347
Receivables from clearing brokers	27,920	10,126
Exchange memberships owned, at historical cost	1,505	1,505
Furniture and equipment, net of accumulated depreciation	9,959	6,544
Restricted assets	2,610	2,598
Income taxes receivable	499	—
Deferred tax assets	3,339	2,050
Goodwill, net of accumulated amortization	18,762	176
Other assets	8,091	4,732
Total assets	$ 98,407	$50,354
Liabilities and Shareholders' Equity		
Securities sold, not yet purchased	$ 12,404	$ 3,570
Accrued compensation	11,078	7,142
Accounts payable and accrued liabilities	7,608	3,484
Deferred rent credit	7,189	5,724
Due to former parent, net	434	134
Notes payable	2,000	—
Senior convertible notes payable	20,000	—
Subordinated note payable	2,500	—
Total liabilities	63,213	20,054
Commitments and contingencies	—	—
Shareholders' equity:		
Preferred stock, $.0001 par value; 2,000,000 shares authorized; none issued	—	—
Common stock, $.0001 par value; 100,000,000 shares authorized; 42,025,211 and 18,806,612 shares issued and outstanding	4	2
Additional paid-in capital	56,168	38,983
Accumulated deficit	(20,978)	(8,685)
Total shareholders' equity	35,194	30,300
Total liabilities and shareholders' equity	$ 98,407	$50,354

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)	For the Year Ended December 31, 2001	2000	1999
Revenues:			
Commissions	$ 39,756	$33,067	$38,813
Investment banking fees	11,698	15,937	8,340
Principal transactions, net	30,662	28,275	19,722
Dividends and interest	4,100	5,241	3,546
Syndications and underwritings	652	417	1,912
Investment advisory fees	4,283	3,109	2,826
Other income	2,802	3,538	2,012
Total revenues	93,953	89,584	77,171
Expenses:			
Compensation and benefits	62,741	56,222	48,918
Brokerage, communication and clearance fees	16,082	9,911	9,271
Rent and occupancy	6,658	5,596	5,356
Depreciation and amortization	2,538	1,078	1,035
Interest	1,666	223	914
Other	16,517	10,342	8,613
Total expenses	106,202	83,372	74,107
(Loss) income before income taxes	(12,249)	6,212	3,064
Income tax expense	44	1,122	(942)
Net (loss) income	$ (12,293)	$ 5,090	$ 4,006
(Loss) income per common share (basic and diluted):			
Net (loss) income per common share	$ (0.31)	$ 0.15	$ 0.12
Number of shares used in computation	39,458,057	34,647,170	34,647,170

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in thousands, except per share amounts)	Common Stock	Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 1999	$ 2	$32,654	$(17,781)	$ 14,875
Capital contribution	—	7,500	—	7,500
Offset of receivable from former parent and affiliate	—	(1,171)	—	(1,171)
Net income	—	—	4,006	4,006
Balance, December 31, 1999	2	38,983	(13,775)	25,210
Net income	—	—	5,090	5,090
Balance, December 31, 2000	2	38,983	(8,685)	30,300
Net loss	—	—	(12,293)	(12,293)
Issuance of warrants to note holders	—	154	—	154
Effect of LTS Acquisition	2	17,031	—	17,033
Balance, December 31, 2001	$ 4	$56,168	$(20,978)	$ 35,194

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except per share amounts)	For the Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net (loss) income	$(12,293)	$ 5,090	$ 4,006
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	2,538	1,078	1,035
Amortization of deferred rent credit	450	491	494
Deferred taxes	1,397	(550)	(1,000)
Issuance of warrants to note holders	154	—	—
(Increase) decrease in operating assets:			
Securities owned	3,843	(2,641)	(3,490)
Due from clearing brokers	(9,602)	777	11,659
Advances to former parent and affiliates	—	(178)	(762)
Other assets	1,512	(746)	546
Increase (decrease) in operating liabilities:			
Securities sold, but not yet purchased	5,434	(4,055)	2,989
Accrued compensation	3,561	138	(2,749)
Accrued expenses and other liabilities	(75)	(542)	857
Payable to former parent and affiliate	385	919	41
Net cash (used in) provided by operating activities	(2,696)	(219)	13,626
Cash flows from investing activities:			
Purchases of furniture, equipment and leasehold improvements	(2,735)	(764)	(583)
Cash received in LTS acquisition	5,151	—	—
Advances to affiliates	—	—	(335)
Net cash provided by (used in) investing activities	2,416	(764)	(918)
Cash flows from financing activities:			
Payments to Ladenburg stockholders	(10,000)	—	—
Issuance of subordinated notes payable	2,500	—	—
Issuance of promissory notes payable	2,000	—	—
Convertible note proceeds	10,000	—	—
Change in restricted assets	(12)	—	—
Payment of subordinated liabilities	—	—	(10,000)
Net cash provided by (used in) financing activities	4,488	—	(10,000)
Net increase (decrease) in cash and cash and cash equivalents	4,208	(983)	2,708
Cash equivalents, beginning of year	3,928	4,911	2,203
Cash and cash equivalents, end of year	$ 8,136	$ 3,928	$ 4,911
Supplemental cash flow information:			
Interest paid	$ 246	$ 223	$ 928
Taxes paid	337	99	36
Supplemental disclosure of non-cash activity:			
Detail of acquisition:			
Assets acquired, including cash	$ 26,619	$ —	$ —
Goodwill	19,385	—	—
Liabilities assumed, including minority interest	(23,820)	—	—
Increase to paid in capital	(17,033)	—	—
Cash paid	—	—	—
Net cash received in acquisition	$ 5,152	$ —	$ —

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

1. Principles of Reporting

The consolidated financial statements include the accounts of Ladenburg Thalmann Financial Services Inc. ("LTS" or the "Company"), formerly known as GBI Capital Management Corp., and its wholly owned subsidiaries. The subsidiaries of LTS include Ladenburg Thalmann & Co. Inc. ("Ladenburg"), Ladenburg Capital Management Inc., formerly known as GBI Capital Partners Inc. ("Ladenburg Capital"), and Ladenburg Capital Fund Management Inc., formerly known as GBI Fund Management Corp. ("Ladenburg Fund Management").

Ladenburg and its subsidiaries are registered broker-dealers in securities that clear their customers' transactions through correspondent clearing brokers on a fully disclosed basis. Ladenburg and its subsidiaries engage in various businesses of a broker-dealer including principal and agency trading and investment banking and underwriting activities.

Prior to May 7, 2001, Ladenburg Capital and Ladenburg Fund Management were the only subsidiaries of the Company. On May 7, 2001, LTS acquired all of the outstanding common stock of Ladenburg, and its name was changed from GBI Capital Management Corp. to Ladenburg Thalmann Financial Services Inc. For accounting purposes, the acquisition has been accounted for as a reverse acquisition with Ladenburg treated as the acquirer of LTS. The historical financial statements prior to May 7, 2001 are those of Ladenburg, and LTS has changed its fiscal year-end from September 30 to December 31. Pro forma information giving effect to the acquisition as if it took place on January 1, 2000 is included in Note 3 to these consolidated financial statements.

Ladenburg was an indirect wholly owned subsidiary of New Valley Corporation ("New Valley") until December 23, 1999, when a minority stake in the Company was sold leaving its former parent with an indirect 80.1% ownership interest. On December 21, 2001, New Valley distributed its shares of LTS common stock to holders of New Valley common shares as a special dividend. See Note 3.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated. The Company's subsidiaries primarily provide asset management services.

Organization

Ladenburg is a full service broker-dealer that has been a member of the New York Stock Exchange since 1879. It provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, research, capital markets, investment management, brokerage and trading professionals. Ladenburg is subject to regulation by the Securities and Exchange Commission ("SEC"), the New York Stock Exchange and National Association of Securities Dealers, Inc. ("NASD").

Ladenburg Capital is a broker-dealer subject to regulation by the SEC and the NASD. Ladenburg Capital acts as an introducing broker, market maker, underwriter and trader for its own account.

Ladenburg and Ladenburg Capital do not carry accounts for customers or perform custodial functions related to customers' securities. Ladenburg and Ladenburg Capital introduce all of their customer transactions, which are not reflected in these financial statements, to their respective clearing brokers, which maintain the customers' accounts and clear such transactions. Additionally, the clearing brokers provide the clearing and depository operations for Ladenburg's and Ladenburg Capital's proprietary securities transactions. These activities may expose Ladenburg and Ladenburg Capital to off-balance-sheet risk in the event that customers do not fulfill their obligations with the clearing broker, as Ladenburg and Ladenburg Capital have agreed to indemnify their respective clearing brokers for any resulting losses.

At December 31, 2001, all of the securities owned and securities sold, not yet purchased, and the amount receivable from the clearing brokers reflected on the consolidated statements of financial condition are security positions with and amounts due from these clearing brokers.

The Company and its subsidiaries maintain cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Gains and losses (both realized and unrealized) on securities transactions are included in principal transactions in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires unallocated negative goodwill to be written off. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under the adoption of SFAS No. 142, effective January 1, 2002, amortization of goodwill will be subjected to periodic assessments of impairment. Amortization expense related to goodwill was $623 for the year ended December 31, 2001.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and requires (i) the recognition and measurement of the impairment of long-lived assets to be held and used and (ii) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact, if any, of the adoption of this statement.

2. Summary of Significant Accounting Policies

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

Securities owned and securities sold, but not yet purchased, which are traded on a national securities exchange or listed on Nasdaq® are valued at the last reported sales prices of the year. Futures contracts are also valued at their last reported sales price. Securities owned, which have exercise or holding period restrictions, are valued at fair value as determined by the Company's management. Unrealized gains and losses resulting from changes in valuation are reflected in net gain on principal transactions. The carrying values of all other financial instruments approximate their fair values due to the relatively short-term nature of these instruments.

Principal transactions, agency commissions and related clearing expenses are recorded on a trade-date basis.

Investment banking and investment advisory fees are recorded when the earnings process is complete.

Dividends are recorded on an ex-dividend date basis and interest is recorded on an accrual basis.

Ladenburg and its former subsidiaries were included in the consolidated federal income tax return filed by New Valley prior to May 7, 2001 and are included in the consolidated federal income tax return filed by LTS commencing May 8, 2001. According to the tax sharing agreement formerly in effect with New Valley, federal income taxes were calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated was either remitted to or received from the former parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2001 and December 31, 2000, the valuation allowance was $4,565 and $0, respectively.

Depreciation of furniture and equipment is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

3. Ladenburg Transaction

On May 7, 2001, LTS acquired all of the outstanding common stock of Ladenburg for 23,218,599 shares of common stock, $10,000 cash and $10,000 principal amount of senior convertible notes due December 31, 2005. The notes bear interest at 7.5% per annum and are convertible into

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

4,799,271 shares of common stock. Upon closing, New Valley, the previous 80.1% owner of Ladenburg, acquired an additional 3,945,060 shares of LTS from the former chairman of LTS for $1.00 per share. Following completion of the transaction, the former stockholders of Ladenburg owned 64.6% and 59.9% of the common stock of LTS on a basic and fully-diluted basis, respectively. On December 21, 2001, New Valley distributed its 22,543,158 shares of LTS common stock, a 53.6% interest, to holders of New Valley common shares through a special dividend. Following completion of the special dividend, New Valley continued to hold $8,010 principal amount of LTS's senior convertible promissory notes, convertible into 3,844,216 shares of LTS common stock, and a warrant to purchase 100,000 shares of LTS common stock at $1.00 per share. New Valley intends within a 12-month period from November 30, 2001 to distribute to its stockholders its remaining interests in LTS's common stock.

To provide the funds for the acquisition of the common stock of Ladenburg, LTS borrowed $10,000 from Frost-Nevada, Limited Partnership ("Frost-Nevada") and issued to Frost-Nevada $10,000 principal amount of senior convertible notes due December 31, 2005. The notes bear interest at 8.5% per annum and are convertible into 6,497,475 shares of common stock. These notes, together with the notes issued to the Ladenburg stockholders, are collateralized by a pledge of the Ladenburg stock.

The actual number of shares of common stock may be further increased and the conversion prices of the senior convertible notes payable may be further decreased on or about May 7, 2003, pending a final resolution of LTS's pre-closing litigation adjustments.

The primary reason for the acquisition was both LTS and Ladenburg concluded that each company needed to enlarge the size of its business and the scope of services provided to maintain viability as a participant in today's financial markets.

The transaction has been accounted for under the purchase method of accounting as a reverse acquisition. For accounting purposes, Ladenburg has been treated as the acquirer of LTS as Ladenburg's stockholders held a majority of the LTS common stock following the closing of the transaction. As a result of the reverse acquisition treatment, the historical financial statements prior to May 7, 2001 are those of Ladenburg and the financial results of LTS are included beginning May 7, 2001. LTS has changed its fiscal year-end from September 30 to December 31 to conform to the fiscal year-end of Ladenburg. In connection with the acquisition, all per share data have been restated to reflect retroactively the number of shares of common stock, convertible notes and cash to be received by the former stockholders of Ladenburg.

Under the purchase method of accounting, the assets acquired and liabilities assumed were recorded at estimated fair values as determined by management based on information currently available. Goodwill of $19,385 has been recognized for the amount of the excess of the purchase price paid over the fair market value of the net assets acquired and was amortized during 2001 on the straight-line basis over 20 years. The purchase price has been allocated to the individual assets acquired and liabilities assumed based upon preliminary estimates of fair value. The actual allocation may be different from preliminary allocation due to refinements in the estimate of the fair values of assets acquired and accrued liabilities assumed; however, such differences are not expected to be material.

The preliminary allocation of the purchase price has been summarized in the following tables:

Calculation of Purchase Price:

Common stock	$ 32,912
Stock options	1,422
Transaction costs	407
Total purchase price	$ 34,741

Preliminary Allocation of Purchase Price:

Assets:	
LTS's assets	$ 26,619
Goodwill	19,385
Liabilities:	
LTS's liabilities	(11,263)
Total purchase price	$ 34,741

The following adjustments, which increased shareholders' equity by $17,033, were made to shareholders' equity to record the acquisition of LTS:

- an increase in paid-in capital of $32,912 relating to the deemed issuance of 18,806,612 shares of LTS common stock at $1.75 per share to existing LTS stockholders;
- an increase in shareholders' equity of $1,422 to recognize the value of 1,875,979 stock options outstanding at May 7, 2001 to LTS employees, based on a weighted average fair value of $0.76 per option. The fair value of the options was determined using the Black-Scholes option-pricing model and was based on the following weighted average assumptions: expected volatility of 85.93%;

expected life of three years; a risk-free interest rate of 4.42%; and no expected dividend yield or forfeiture;

- an increase of $2,700 in shareholders' equity principally relating to net operating losses acquired from New Valley in connection with Ladenburg's deconsolidation from New Valley's consolidated federal income tax group; and
- a decrease of $20,000 in shareholders' equity relating to the issuance of $10,000 of convertible notes and the payment of $10,000 of cash to the former stockholders of Ladenburg.

Pro forma information giving effect to the acquisition as if it took place on January 1 of each respective year is presented below:

	Year Ended December 31, 2001	2000
Revenues	$112,855	$201,623
Net (loss) income	$ (16,873)	$ 7,889
Net (loss) income	$ (0.40)	$ 0.19

4. Securities Owned and Securities Sold, But Not Yet Purchased

The components of securities owned and securities sold, but not yet purchased as of December 31 are as follows:

	Securities Owned	Securities Sold, But Not Yet Purchased
2001		
Common stock	$ 15,735	$ 12,208
Equity and index options	10	—
Municipal obligations	2	—
Corporate bonds	1,577	196
	$ 17,324	$ 12,404
2000		
Common stock	$ 14,670	$ 3,170
Equity and index options	768	149
Government and government agency bonds	299	—
Municipal obligations	67	—
Corporate bonds	2,544	251
	$ 18,348	$ 3,570

As of December 31, 2001 and 2000 approximately $17,324 and $15,451, respectively, of the securities owned are deposited with the Company's clearing brokers and pursuant to the agreements, the securities may be sold or re-hypothecated by the clearing brokers.

5. Net Capital Requirements

As registered broker-dealers, Ladenburg and Ladenburg Capital are subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. Both Ladenburg and Ladenburg Capital have elected to compute their net capital under the alternative method allowed by these rules. At December 31, 2001, Ladenburg had net capital, as defined, of $2,741, which exceeded its minimum capital requirement of $1,000 by $1,741. At December 31, 2001, Ladenburg Capital had net capital, as defined, of $2,882, which exceeded its minimum capital requirement of $1,000 by $1,882.

Both Ladenburg and Ladenburg Capital claim an exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as they clear their customer transactions through their correspondent brokers on a fully disclosed basis.

6. Financial Instruments

In the normal course of its business, the Company enters into transactions in financial instruments with off-balance sheet risk. These financial instruments consist of financial futures contracts, written equity index option contracts and securities sold, but not yet purchased.

Financial futures contracts provide for the delayed delivery of a financial instrument with the seller agreeing to make delivery at a specified future date, at a specified price. These futures contracts involve elements of market risk that may exceed the amounts recognized in the consolidated statement of financial condition. Risk arises from changes in the values of the underlying financial instruments or indices. Equity index options give the holder the right to buy or sell a specified number of units of a stock market index, at a specified price, within a specified time and are settled in cash. The Company generally enters into these option contracts in order to reduce its exposure to market risk on securities owned. Credit and market risk arises from the potential inability of the counterparties to perform under the terms of the contracts and from changes in the value of a stock market index. The Company believes it mitigates the market risk of its option positions used for trading purposes because they are generally hedged transactions. As a writer

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the option.

The table below discloses the fair value at December 31, 2001 of these commitments.

	Long	Short
As of December 31, 2001:		
Equity and index options	$ 10	$ —
Financial futures contracts	477	508
As of December 31, 2000:		
Equity and index options	$768	$149
Financial futures contracts	—	133

For the years ended December 31, 2001, 2000 and 1999, the net gain arising from options and futures contracts without regard to the benefit derived from market risk reduction was $366, $1,186 and $1,421, respectively. The measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001 and 2000 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

7. Furniture, Equipment and Leasehold Improvements

Components of furniture, equipment and leasehold improvements included in the consolidated statements of financial condition were as follows:

	As of December 31, 2001	2000
Cost		
Leasehold improvements	$ 8,685	$ 6,564
Computer equipment	5,129	3,090
Furniture and fixtures	1,854	627
Other	2,788	101
	18,456	10,382
Less, accumulated depreciation and amortization	(8,497)	(3,838)
	$ 9,959	$ 6,544

8. Commitments and Contingencies

Operating Leases

The Company is obligated under a noncancelable lease agreement for its headquarters' office space, expiring in December 2015. This lease and leases for certain of its other branch offices have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is subleasing a portion of its office space for approximately $797 per year with annual increases. The sublease expires on August 31, 2009.

The leases provide for minimum lease payments, net of lease abatement and inclusive of escalation charges, as follows:

2002	$ 5,672
2003	5,323
2004	5,367
2005	5,632
2006	5,522
Thereafter	40,102
	$67,618

Deferred rent credit of $7,189 represents the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives) and rent payable on a cash basis.

At December 31, 2001, Ladenburg has utilized a letter of credit in the amount of $2,500 that is collateralized by $1,050 of Ladenburg's marketable securities and $1,560 of cash. Both amounts are used as collateral for leases of office space and are shown as restricted assets in the Company's consolidated statement of financial condition.

Litigation

The Company is a defendant in litigation and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Such litigation and claims involve substantial or indeterminate amounts and are in varying stages of legal proceedings. In the opinion of management, after consultation with counsel, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

9. Income Taxes

Prior to May 7, 2001, Ladenburg was included in the consolidated federal income tax return of New Valley, and determined its income tax provision on a separate company basis. As a result of the decrease in New Valley's ownership of Ladenburg following the LTS acquisition, Ladenburg is no longer permitted to be included in the filing of New Valley's consolidated federal income tax return.

The income tax expense (benefit) consists of the following:

	Federal	State and Local	Total
2001:			
Current	$(1,854)	$ 501	$(1,353)
Deferred	512	885	1,397
	$(1,342)	$1,386	$ 44
2000:			
Current	$ 1,507	$ 165	$ 1,672
Deferred	(467)	(83)	(550)
	$ 1,040	$ 82	$ 1,122
1999:			
Current	$ —	$ 58	$ 58
Deferred	(1,000)	—	(1,000)
	$(1,000)	$ 58	$ (942)

The effective tax rate differs from the provision calculated at the federal statutory rate primarily because of the utilization of the Company's net operating loss carryforwards, the reversal of the valuation allowance from 1999 and 2000, the effects of state and local taxes, and certain expenses not deductible for tax purposes. The provision for income taxes on continuing operations differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate (34%) to pretax income from continuing operations as a result of the following differences:

	2001	2000	1999
(Loss) income from continuing operations	$(12,249)	$ 6,212	$ 3,064
(Benefit) provision under statutory U.S. tax rates	(4,165)	2,112	1,042
Increase in taxes resulting from:			
Nontaxable items	380	223	239
State taxes, net of Federal benefit	915	54	38
Other, net	(63)	—	—
Utilization of net operating loss, net	—	—	1,117
Unrecognized net operating losses	(1,588)	—	—
Increase (decrease) in valuation reserve, net	4,565	(1,267)	(3,378)
Income tax provision (benefit)	$ 44	$ 1,122	$ (942)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax amounts are comprised of the following at December 31:

	2001	2000
Deferred tax assets:		
Net operating loss carryforward	$ 4,554	$ —
Accrued expenses	2,050	968
Compensation and benefits	404	333
Depreciation and amortization	315	251
Unrealized losses	97	84
Other, net	484	414
	7,904	2,050
Valuation allowance	(4,565)	—
Net deferred taxes	$ 3,339	$2,050

At December 31, 2001, a valuation allowance of approximately $4,565 had been established for the gross deferred tax asset of approximately $7,904. Management established a valuation allowance at December 31, 2001 against the deferred assets, principally related to the net operating losses, because it concluded that it is more likely than not that the benefit will not be realized. Such net operating loss carryforwards, which are subject to restrictions on utilization, expire at various dates from 2011 through 2021.

10. Benefit Plans

Ladenburg and Ladenburg Capital have a 401(k) retirement plan (the "Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum ($10,500 for 2001, 2000 and 1999). The Plan also allows the Company to make matching and/or discretionary contributions. Ladenburg elected to make matching contributions for the year 2000 in the amount of $258,682. Neither Ladenburg nor Ladenburg Capital made matching contributions for 2001, and Ladenburg did not make matching contributions for 1999.

11. Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company clears its transactions through other brokers and dealers in securities and the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The clearing operations for the Company's securities transactions are provided by several clearing brokers. At December 31, 2001 and 2000, substantially all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

12. Notes Payable

The components of notes payable at December 31, 2001 are as follows:

Senior convertible notes payable	$20,000
Notes payable	2,000
Subordinated note payable	2,500
	$24,500

In conjunction with the acquisition of Ladenburg, LTS issued a total of $20,000 principal amount of senior convertible notes due December 31, 2005, secured by a pledge of the stock of Ladenburg. The $10,000 principal amount of notes issued to the former Ladenburg stockholders bears interest at 7.5% per annum, and the $10,000 principal amount of notes issued to Frost-Nevada bears interest at 8.5% per annum. The notes held by the former Ladenburg stockholders are convertible into a total of 4,799,271 shares of common stock, and the Frost-Nevada notes are convertible into a total of 6,497,475 shares of common stock and the conversion price of the notes is subject to adjustment on or about May 7, 2003 pending a final resolution of LTS's pre-closing litigation adjustments. If, during any period of 20 consecutive trading days, the closing sale price of LTS's common stock is at least $8.00, the principal and all accrued interest on the notes will be automatically converted into shares of common stock. The notes also provide that if a change of control occurs, as defined in the notes, LTS must offer to purchase all of the outstanding notes at a purchase price equal to the unpaid principal amount of the notes and the accrued interest.

On August 31, 2001, LTS borrowed $1,000 from each of New Valley and Frost-Nevada. The loans, which bore interest at 1% above the prime rate, were repaid in January

2002. As consideration for the loans, LTS issued to each of New Valley and Frost-Nevada a five-year, immediately exercisable, warrant to purchase 100,000 shares of LTS's common stock at an exercise price of $1.00 per share. The Company recorded an expense of $154 associated with the issuance of such warrants based on the value determined by using the Black-Scholes option-pricing model.

Ladenburg has a $2,500 junior subordinated revolving credit agreement with its clearing broker that extends through October 31, 2002 under which outstanding borrowings incur interest at LIBOR plus 2%.

13. Shareholders' Equity

Weighted Average Shares Outstanding

In connection with the LTS acquisition, all per share data have been retroactively restated to reflect the number of equivalent shares received by the former stockholders of Ladenburg in the form of common stock, convertible notes and cash. Options and warrants to purchase common stock of 3,112,104 common shares and common stock issued upon the conversion of notes payable of 11,296,746 common shares were not included in the computation of diluted loss per share in 2001 as the effect would have been anti-dilutive.

Stock Option Plan

In 1999, the Company adopted the 1999 Performance Equity Plan (the "Plan") which provides for the grant of stock options and stock purchase rights to certain designated employees, officers and directors and certain other persons performing services for the Company, as designated by the board of directors. Pursuant to the Plan, an aggregate of 5,500,000 shares of common stock have been reserved for issuance. In connection with the LTS acquisition, shareholders' equity was increased $1,422 to recognize the value of 1,875,979 stock options outstanding at May 7, 2001 to LTS employees, based on a weighted average fair value of $0.76 per option. The fair value of the options was determined using the Black-Scholes option-pricing model and was based on the following weighted average assumptions: expected volatility of 85.93%; expected life of three years; a risk-free interest rate of 4.42%; and no expected dividend yield or forfeiture.

A summary of the status of the Plan at December 31, 2001, and changes during the period ended December 31, 2001, is presented below:

	Shares	Weighted Average Exercise Price
Options outstanding, May 7, 2001	1,875,979	$3.21
Granted	1,200,000	3.05
Forfeited	163,875	3.00
Options outstanding, December 31, 2001	2,912,104	3.16
Options exercisable, December 31, 2001	1,130,419	3.16

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$4.47	200,000	2.67	$4.47	89,508	$4.47
4.06	300,000	7.67	4.06	147,690	4.06
3.05	1,200,000	9.33	3.05	100,000	3.05
3.00	896,624	7.96	3.00	611,100	3.00
2.75	36,364	8.00	2.75	12,121	2.75
2.52	110,000	9.10	2.52	110,000	2.52
2.13	169,116	9.00	2.13	60,000	2.13
	2,912,104	8.52	3.16	1,130,419	3.16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

In connection with the LTS acquisition, Ladenburg entered into a new employment agreement with Victor M. Rivas, which provided for Mr. Rivas to become President and Chief Executive Officer of LTS upon closing of the transaction. As part of Mr. Rivas' compensation under the employment agreement, LTS granted him on May 7, 2001 a ten-year non-qualified option under the Plan to purchase 1,000,000 shares of LTS common stock at $3.05, the closing market price as reflected by the American Stock Exchange on the date of grant. The options have a ten-year term and become exercisable as to one-third of the shares on each of the first three anniversaries of the date of grant.

On May 7, 2001, the Company granted to each of the five new non-employee directors of the Company ten-year options to purchase 20,000 shares of common stock at $3.05 per share. Each option will become exercisable on the first anniversary of the date of grant.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost been determined based on the fair value at the grant dates for those awards consistent with the method of FASB Statement No. 123, the Company's net income and net income per share for the year ended December 31, 2001, would have been increased to the pro forma amounts indicated below:

Net loss:	
As reported	$(12,293)
Pro forma	(13,291)
Net loss per common share:	
As reported—Basic and diluted	$ (0.31)
Pro forma—Basic and diluted	(0.32)

The estimated grant date present value reflected in the above table is determined using the Black-Scholes model on option grants on or after May 7, 2001. The material factors incorporated in the Black-Scholes model in estimating the value of the options reflected in the above table include the following: (i) the fair market value of the underlying stock on the dates of grant, (ii) an option term of 10 years, (iii) a risk-free rate of 4.884% that represents the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the option term, (iv) volatility of 83.58% and (v) no annualized dividends paid with respect to a share of common stock at the date of grant. The ultimate values of the options will depend on the future price of the Company's common stock, which cannot be forecast with reasonable accuracy.

14. Related Party Transactions

Following the May 2001 acquisition of Ladenburg by LTS, certain officers and directors of New Valley became affiliated with the Company. Various directors of New Valley serve as directors of the Company, including Victor M. Rivas, LTS's President and Chief Executive Officer. An executive officer of New Valley has served as Chief Financial Officer of LTS since June 2001 and amounts for his services, which were deemed immaterial, were not allocated from New Valley to LTS in 2001. In addition, the sole shareholder of the general partner of Frost-Nevada is a director of LTS. See Note 13 regarding options granted to the non-employee directors of LTS and to Mr. Rivas in May 2001.

In connection with the acquisition of Ladenburg, New Valley and Frost-Nevada acquired LTS's senior convertible notes. In August 2001, New Valley and Frost-Nevada each loaned the Company $1,000, which loans were repaid in January 2002. See Note 12.

New Valley has maintained office space at Ladenburg's principal offices. In connection with the consummation of the LTS acquisition, New Valley entered into a license agreement with Ladenburg under which New Valley will continue to occupy this space at no cost to New Valley. The license agreement is for one year and is automatically renewed for successive one-year periods unless terminated by New Valley.

During 2001, New Valley paid a fee of $750 to the President of Ladenburg, who serves as President and Chief Executive Officer of LTS. The fee was paid for his services in connection with the closing of the acquisition of Ladenburg by LTS. One-half of the fee was reimbursed by Ladenburg to the former parent.

Several members of the immediate families of LTS's executive officers and directors are employed as registered representatives of Ladenburg Capital Management. As such, they receive a percentage of commissions generated from customer accounts for which they are designated account representatives and are eligible to receive bonuses in the discretion of management. Oscar Sonkin and Richard Sonkin, the father-in-law and brother-in-law, respectively, of Richard J. Rosenstock, received $104 and $150, respectively, in compensation during the fiscal year ended December 31, 2001. Steven Zeitchick, the brother of Mark Zeitchick, received $136 in compensation during the fiscal year ended December 31, 2001.

QUARTERLY FINANCIAL DATA (UNAUDITED)

(Dollars in thousands, except per share amounts)	Quarters 1st	2nd	3rd	4th
2001[(a)]:				
Revenues	$18,910	$21,168	$18,079	$35,796
Expenses	19,274	24,856	26,492	35,580
(Loss) income before income taxes	(364)	(3,688)	(8,413)	216
Net loss	$ (272)	$ (2,594)	$ (5,685)	$ (3,742)
Basic and diluted:				
Loss per common share	$ (0.01)	$ (0.07)	$ (0.14)	$ (0.09)
Basic and diluted weighted average common shares[(b)]	34,647,170	39,025,348	42,025,211	42,025,211
2000[(a)]:				
Revenues	$31,287	$20,031	$18,556	$19,710
Expenses	26,404	19,868	18,476	18,624
Income before income taxes	4,883	163	80	1,086
Net income	$ 3,547	$ 859	$ 27	$ 657
Basic and diluted:				
Income (loss) per common share	$ 0.10	$ 0.02	$ 0.00	$ 0.02
Basic and diluted weighted average common shares[(b)]	34,647,170	34,647,170	34,647,170	34,647,170

(a) The financial data prior to May 7, 2001 reflect Ladenburg Thalmann & Co.'s financial results and the financial data afterwards reflect Ladenburg Thalmann Financial Services' financial results.

(b) All per share data prior to May 7, 2001 have been retroactively adjusted to reflect the number of equivalent shares received by the former stockholders of Ladenburg in the form of common stock, convertible notes and cash.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock became eligible for quotation on the NASD OTC Bulletin Board in October 1997 under the symbol "FHAN." On August 24, 1999, we changed our name to GBI Capital Management Corp. and on August 25, 1999, our common stock began quotation on the NASD OTC Bulletin Board under the symbol "GBIC." On April 14, 2000, our common stock began trading on the American Stock Exchange under the symbol "GBC." On May 7, 2001, we changed our name to Ladenburg Thalmann Financial Services Inc. and on the same date our common stock began quotation on the American Stock Exchange under the symbol "LTS." The following table sets forth the high and low prices, in the case of the American Stock Exchange, and last sale prices, in the case of the NASD OTC Bulletin Board, of the common stock for the periods specified.

	High ($)	Low ($)
2001		
Fourth Quarter	1.860	0.700
Third Quarter	2.080	0.700
Second Quarter	3.200	1.960
First Quarter	3.150	1.850
2000		
Fourth Quarter	2.750	2.000
Third Quarter	3.000	2.625
Second Quarter	3.500	2.500
First Quarter	3.375	2.625

Holders

On March 25, 2002, there were approximately 13,800 holders of record of our common stock.

Dividends

To date, we have not paid or declared any dividends on our common stock. The payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current anticipated cash needs as well as any other factors that the board of directors may deem relevant. Our ability to pay dividends in the future also may be restricted by our operating subsidiaries' obligations to comply with the net capital requirements imposed on broker-dealers by the SEC, the NASD and the NYSE. We do not intend to declare any dividends in the foreseeable future, but instead intend on retaining all earnings for use in our business.

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth the names, ages and positions of our current directors and executive officers as of March 25, 2002. Our directors are elected annually and serve until the next annual meeting of shareholders and until their successors are elected and appointed. Our executive officers serve until the election and qualification of his successor or until his death, resignation or removal by our board of directors.

Name	Age	Position
Howard M. Lorber	53	Chairman of the Board
Victor M. Rivas	58	President and Chief Executive Officer
Richard J. Rosenstock	50	Vice Chairman of the Board and Chief Operating Officer
Vincent A. Mangone	36	Executive Vice President and Director
Mark Zeitchick	36	Executive Vice President and Director
Henry C. Beinstein	59	Director
Robert J. Eide	49	Director
Phillip Frost, M.D.	65	Director
Richard J. Lampen	48	Director
Bennett S. LeBow	64	Director
J. Bryant Kirkland III	36	Chief Financial Officer

Howard M. Lorber has been chairman of our board of directors since May 2001. Since November 1994, he has been president, chief operating officer and a member of the board of directors of New Valley. From January 1994 to January 2001, Mr. Lorber was a consultant to Vector Group Ltd., a New York Stock Exchange-listed holding company, and since January 2001 has served as its president, chief operating officer and a member of its board of directors. Mr. Lorber has been a stockholder and a registered representative of Aegis Capital Corp., a broker-dealer and a member firm of the NASD since 1984. Since 1987, Mr. Lorber has been chairman of the board of directors of Nathan's Famous, Inc., a chain of fast food restaurants, and has been its chief executive officer since 1993. Since 1991, he has been a director and member of the audit committee of United Capital Corp., a real estate investment and diversified manufacturing company. Since May 1994, he has been a director and member of the audit committee of Prime Hospitality Corp., a company doing business in the lodging industry.

Victor M. Rivas has been our president and chief executive officer and a member of our board of directors since May 2001. Mr. Rivas has been affiliated with Ladenburg Thalmann & Co. since September 1997 and has been its chairman and chief executive officer since July 1999. He has also been co-chairman of the board of directors of Ladenburg Capital Management since November 2001. Since October 1999, he has been a member of the board of directors of New Valley. Prior to joining Ladenburg Thalmann & Co., Mr. Rivas served as an officer of the brokerage firms of Rickel & Associates, Inc. from March 1997 to September 1997 and Janssen-Meyers Associates, L.P. from January 1996 to March 1997. Mr. Rivas had previously served as chairman of the board and chief executive officer of Conquest Industries Inc. and its subsidiary, Conquest Airlines Corp.

Richard J. Rosenstock has been vice chairman of our board of directors since May 2001 and our chief operating officer since August 1999. He was also our president from August 1999 until May 2001. Mr. Rosenstock has been affiliated with Ladenburg Capital Management since 1986. He has served as Ladenburg Capital Management's chief executive officer since May 2001. From January 1994 until May 1998, Mr. Rosenstock was an executive vice president of Ladenburg Capital Management and was its president from May 1998 until November 2001.

Vincent A. Mangone has been our executive vice president and a member of our board of directors since August 1999. Mr. Mangone has also been affiliated with Ladenburg Capital Management since October 1993 and has been an executive vice president since September 1995.

Mark Zeitchick has been our executive vice president and a member of our board of directors since August 1999. Mr. Zeitchick has also been affiliated with Ladenburg Capital Management since October 1993. Mr. Zeitchick has been Ladenburg Capital Management's co-chairman since November 2001. From September 1995 until November 2001, he was an executive vice president of Ladenburg Capital Management. From May 2001 until November 2001, he served as chairman, and became co-chairman in November 2001.

Henry C. Beinstein has been a member of our board of directors since May 2001. Mr. Beinstein has been a director of New Valley since 1994. In August 1997, Mr. Beinstein became the executive director of Schulte Roth & Zabel LLP, a New York-based law firm. Before that, Mr. Beinstein had served as the managing director

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT
(Continued)

of Milbank, Tweed, Hadley & McCloy LLP, a New York-based law firm, commencing in November 1995. From April 1985 through October 1995, Mr. Beinstein was the executive director of Proskauer Rose LLP, a New York-based law firm. Mr. Beinstein is a certified public accountant in New York and New Jersey and prior to joining Proskauer was a partner and national director of finance and administration at Coopers & Lybrand.

Robert J. Eide has been a member of our board of directors since May 2001. He has also been the chairman and treasurer of Aegis Capital Corp. since before 1988. Mr. Eide also serves as a director of Nathan's Famous and Vector Group.

Phillip Frost, M.D. has been a member of our board of directors since May 2001. He has served as chairman of the board of directors and chief executive officer of IVAX Corporation since 1987. IVAX is engaged in the research, development, manufacturing and marketing of branded and generic pharmaceuticals and veterinary products in the United States and international markets. Dr. Frost served as IVAX's president from July 1991 until January 1995. He was the chairman of the Department of Dermatology at Mt. Sinai Medical Center of Greater Miami, Miami Beach, Florida from 1972 to 1990. Dr. Frost was chairman of the board of directors of Key Pharmaceutical, Inc. from 1972 to 1986 and was vice chairman of the board of directors of North American Vaccine, Inc. (vaccine research and development) from 1989 to 2000. He is chairman of the board of directors of Whitman Education Group (proprietary education) and IVAX Diagnostics, Inc. (diagnostic products), an American Stock Exchange-listed company of which IVAX Corporation beneficially owns approximately 70% of the common stock. He is also a director of Northrup Grumman Corporation (aerospace). He is chairman of the Board of Trustees of the University of Miami and a member of the Board of Governors of the American Stock Exchange.

Richard J. Lampen has been a member of our board of directors since January 2002. He has been the executive vice president and general counsel of New Valley since October 1995 and a member of its board of directors since July 1996. Since July 1996, Mr. Lampen has served as executive vice president of Vector Group. Since January 1997, Mr. Lampen has served as a director of CDSI Holdings Inc., a marketer of an inventory control system, and since November 1998 has been its president and chief executive officer. From May 1992 to September 1995, Mr. Lampen was a partner at Steel Hector & Davis, a law firm located in Miami, Florida. From January 1991 to April 1992, Mr. Lampen was a managing director at Salomon Brothers Inc., an investment bank, and was an employee at Salomon Brothers from 1986 to April 1992. Mr. Lampen has served as a director of a number of other companies, including U.S. Can Corporation, The International Bank of Miami, N.A., Spec's Music Inc. and Panaco, Inc., as well as a court-appointed independent director of Trump Plaza Funding, Inc.

Bennett S. LeBow has been a member of our board of directors since May 2001. Since June 1990, Mr. LeBow has been the chairman of the board of directors and chief executive officer of Vector Group, and has been a member of its board of directors since October 1986. He also currently holds various positions with Vector Group's subsidiaries, including Vector Tobacco Inc. and Liggett Group Inc. He has been chairman of the board of directors of New Valley since January 1988 and chief executive officer since November 1994.

Other Executive Officer

J. Bryant Kirkland III has served as our chief financial officer since June 2001. Mr. Kirkland has been vice president, treasurer and chief financial officer of New Valley since January 1998, and since November 1994 has served in various financial capacities with New Valley and Vector Group. Since January 2001, Mr. Kirkland has served as vice president of Vector Group. Mr. Kirkland has served as vice president and chief financial officer of CDSI since January 1998 and as a director of CDSI since November 1998.

Officers

Howard M. Lorber
Chairman of the Board

Victor M. Rivas
President and
Chief Executive Officer

Richard J. Rosenstock
Vice Chairman and
Chief Operating Officer

Mark Zeitchick
Executive Vice President

Vincent Mangone
Executive Vice President

J. Bryant Kirkland III
Chief Financial Officer

Board of Directors

Howard M. Lorber
Victor M. Rivas
Bennet LeBow
Phillip Frost
Hank Beinstein
Robert Eide
Richard Lampen
Mark Zeitchick
Vincent Mangone
Richard J. Rosenstock

Counsel

Graubard Miller
New York

Auditors

PricewaterhouseCoopers LLP
New York

Registrar and Transfer Agent

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038
212.936.5100

Executive Office

590 Madison Avenue
New York, NY 10022

Branch Offices of Subsidiaries

Ladenburg Thalmann & Co. Inc.
590 Madison Avenue
New York, NY 10022

80 Cuttermill Road
Suite 401
Great Neck, NY 11021

30050 Chagrin Boulevard
Suite 300
Pepper Pike, OH 44124

11100 Santa Monica Boulevard
Suite 220
Los Angeles, CA 90025

3960 Howard Hughes Boulevard
Fifth Floor
Las Vegas, Nevada 89109

Ladenburg Capital Management Inc.
590 Madison Avenue
New York, NY 10022

1055 Stewart Avenue
Bethpage, NY 11714

7251 West Palmetto Park Road
Suite 306
Boca Raton, FL 33433

2419 East Commercial Boulevard
Fort Lauderdale, FL 33308

2449 Chestnut Street
San Francisco, CA 94123

The company's financial information and press releases are available on Ladenburg Thalmann & Co. Inc.'s website: www.ladenburg.com, under "In The Media."

Ladenburg Thalmann Financial Services Inc. trades on the American Stock Exchange under the symbol LTS.

For further information, contact:
Investor Relations
212.409.2000

Copies of Ladenburg Thalmann Financial Services Inc.'s Annual Report on Form 10-K to the Securities and Exchange Commission, and other information may be obtained by contacting:

Ladenburg Thalmann Financial
Services Inc.
590 Madison Avenue
New York, NY 10022
Attention: Investor Relations.

LADENBURG THALMANN
FINANCIAL SERVICES

LADENBURG THALMANN FINANCIAL SERVICES INC.
590 MADISON AVENUE
NEW YORK, NEW YORK 10022
212.409.2000